

August 12, 2011

Via E-mail
Mr. Robert S. Muff
Chief Accounting Officer
Furmanite Corporation
2435 North Central Expressway, Suite 700
Richardson, Texas 75080

    **RE:    Furmanite Corporation**
               **Form 10-K for Fiscal Year ended December 31, 2010**
               **Filed March 15, 2011**
               **Form 10-Q for Fiscal Quarter ended June 30, 2011**
               **Filed August 9, 2011**
               **Form 8-K**
               **Filed August 9, 2011**
               **File No. 1-5083**

Dear Mr. Muff:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2010

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Management's Discussion and Analysis

Liquidity and Capital Resources, page 18

2.  Of the $37.2 million cash held at December 31, 2010, $15.7 million is held in foreign bank accounts.  Please discuss the fact that if foreign cash and cash equivalents are needed for your operations in the U.S., you would be required to accrue and pay U.S. taxes to repatriate these funds.  Please also disclose, if true, that you are permanently reinvesting these foreign amounts outside the U.S. and do not intend to repatriate the foreign amounts.  Refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Financial Statements

Notes to the Financial Statements

Note 1.  Description of Business and Summary of Significant Accounting Policies, page F-8

General

3.  Please disclose the types of expenses that you include in the operating costs (exclusive of depreciation and amortization) line item and the types of expenses that you include in the selling, general and administrative expenses line item.

Revenue Recognition, page F-11

4.  You sell products and services primarily to electric power generating plants, the petroleum industry, which includes refineries and off-shore drilling rigs and other process industries.  Please help us better understand the nature of the products that you sell.  Please tell us what consideration you gave to separately reporting the revenues and operating costs for products and services.  Refer to Rule 5-03.1 and 2 of Regulation S-X. If you have multiple deliverable arrangements, please clarify in your disclosures your accounting for these multiple deliverables.  If applicable, please disclose how you determined it was appropriate to account for each unit of accounting separately, how you allocate amounts to each unit, and how you account for each unit.  Refer to ASC 605-25, including the disclosure requirements of ASC 605-25-50.

Note 2.  Earnings (Loss) Per Share, page F-14

5.  Please separately disclose how you treat vested and unvested restricted stock for purposes of computing EPS per ASC 260.

Note 7.  Long-Term Debt, page F-17

6.  You are subject to certain compliance provisions including, but not limited to, maintaining certain funded debt and fixed charge coverage ratios, tangible asset concentration levels, and

capital expenditure limitations as well as restrictions on indebtedness, guarantees, dividends and other contingent obligations and transactions. Please disclose the specific terms of any material debt covenants with any required ratios. Please disclose the actual ratios as of each reporting date for any material debt covenants for which it is reasonably likely that you will not be able to meet such covenants. Please also consider showing the specific computations used to arrive at the actual ratios with corresponding reconciliations to U.S. GAAP amounts. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Compliance and Disclosures Interpretation 102.09 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

7.  You refer to an EBITDA ratio in your disclosures regarding how interest and commitments fees are determined pursuant to your credit agreement. To the extent EBITDA is not computed as is commonly defined, please retitle it accordingly here and elsewhere in the filing. For example, the amount could be called Adjusted EBITDA. Please also describe the additional adjustments made.

Note 12.  Commitments and Contingencies, page F-29

8.  You have recorded an undiscounted reserve for environmental liabilities related to the remediation of site contamination for properties in the U.S. of $1.2 million as of December 31, 2010 and $1.1 million as of June 30, 2011. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

9.  You have contingent liabilities resulting from litigation, claims and commitments incident to the ordinary course of business. You believe that the ultimate resolution of such contingencies will not have a material adverse effect on your financial position, results of operations or liquidity. Please confirm that you considered these matters in the aggregate in addition to individually in making this determination.

10. You recorded reserves of $1.9 million at December 31, 2010 and $1.5 million at June 30, 2011 for various matters. Please clarify whether these reserves include an accrual for the matter involving Furmanite America, Inc.'s disputes with two customers. In addition, if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

Note 13.  Business Segment Data and Geographical Information, page F-30

11. Please help us understand how you determined that you have one operating segment pursuant to ASC 280-10-50-1 through 9. In this regard, it appears that the geographical areas that you

report and discuss may be your operating segments and the adjusted operating (loss) income amounts that you report may be your measure of segment profit pursuant to ASC 280-10-50-22.  Specifically, you report and discuss the Americas, EMEA, which represents Europe, the Middle East, and Africa, and Asia-Pacific.  Please advise.  Please correspondingly tell us how you determined your reporting units.  We remind you that a reporting unit for purposes of testing goodwill for impairment is an operating segment or one level below.  Refer to ASC 350-20-35.

Form 10-Q for the Fiscal Quarter ended June 30, 2011

General

12. Please address the above comments in your interim filings as well, as applicable.

Form 8-K filed August 9, 2011

Exhibit 99.2

13. You present currency adjusted revenues, operating income, and net income.  Please disclose how you calculate these amounts.  See Compliance and Disclosures Interpretation 104.06 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief